December 5, 2024

John Belizaire
Chief Executive Officer
Soluna Holdings, Inc.
325 Washington Avenue Extension
Albany, New York 12205

        Re: Soluna Holdings, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed November 12, 2024
            File No. 333-282559
Dear John Belizaire:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note your response to prior comment 1 and revised offering size. As we continue to evaluate your response, please provide us with a more detailed legal and factual analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i), including an analysis of each of the factors material to this determination. In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities
       Act Rules, Question 612.09.
2. We note your response to prior comment 2 and partially reissue. Since this appears to be a private equity line financing, please revise to more specifically name YA II PN,
       Ltd., the equity line investor (the    Investor   ), as an underwriter
for the resale of the
 December 5, 2024
Page 2

      equity line shares, or advise. At a minimum, this disclosure should appear on the prospectus cover page and in the plan of distribution section.
3. Refer to your response to prior comment 4 and related revisions. We note that as a
      "consent fee" to your Selling Holder, Chuntao Zhou (the Series B Holder), you are
      obligated to issue an amount of shares equal to 10% of those issued under the Standby
      Equity Purchase Agreement ("SEPA") and your supplemental response that, "The shares 'to be issued' are a variable consent fee (emphasis added) and are issued as the
      SEPA is drawn upon." Please note that in order for the private placement of the shares to be complete and the selling shareholder to be at market risk, (i) the per share purchase price must be fixed and cannot be subject to adjustment based on the market price of the common stock and (ii) the selling shareholder must be irrevocably bound to purchase a set number of securities at the time of the filing of the resale registration statement. For guidance, refer to Questions 139.06 and 139.11 of the Securities Act
      Sections Compliance and Disclosure Interpretations. Given the "variable consent fee"
      with respect to the shares "to be issued" to this Selling Holder, the per share purchase price appears undetermined. As such, this Selling Holder does not appear to be irrevocably bound to purchase a set number of securities for a set purchase price that is not market-based or to be at market risk with respect to its investment. Accordingly, please remove from the registration statement any shares which you had not issued to this Selling Holder prior to October 9, 2024, which is the filing date of your initial registration statement. Alternatively, please provide us with a detailed legal analysis of why this private placement was completed prior to your attempt to register the resale of such shares and whether the closing of this private placement will occur within a short time after the effectiveness of your registration statement, as contemplated by Question 139.11 of the Securities Act Sections Compliance and
      Disclosure Interpretations.
Cover Page

4.    We note your response to prior comment 6 and reissue in part. Please revise
      the definition of "Series B Holder" on the cover page to identify the Series B Holder by name (i.e., Chuntao Zhou).
5. Refer to your disclosure in the last sentence of the second paragraph on the cover page that "[s]uch Selling Holders and any permitted transferee are deemed to be an
      'underwriter' within the meaning of Section 2(a)(11) of the Securities Act of 1933..."
      (emphasis added). Please address the following points in your next amendment or response letter, as applicable:
           Revise the phrase "[s]uch Selling Holders" to read "the Selling Holders" to avoid the possible interpretation that certain specified Selling Holders, rather than all the
          Selling Holders, are deemed to be    underwriters,    consistent with
your disclosure
          elsewhere (page 11, paragraph 6) that "[t]he Selling Holders...are deemed to be
             underwriters   ...," or advise otherwise.
           It appears you may have concluded that any permitted transferee of the Selling
          Holders, including but not limited to the Investor, is deemed to be an
             underwriter.    Please supplementally clarify whether this is the
case. We may
          have further comments based upon your response and any revisions. December 5, 2024
Page 3

6.     In the fifth-to-last paragraph on the cover page, you state that    [i]f
any underwriters,
       dealers or agents are involved in the sale of any of the [Selling
Holders   ] securities,
       their names and any applicable purchase price, fee, commission or discount
       arrangement...will be set forth...in any applicable prospectus
supplement.    Please
       confirm your understanding that the retention by a Selling Holder of an underwriter would constitute a material change to your plan of distribution requiring a post-
       effective amendment, and revise your disclosure throughout accordingly. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
7. In the same paragraph noted above, we note your revised disclosure in response to
       prior comment 3 that you    will supplement this prospectus with any
information
       regarding any permitted transferees of the Selling Holders when such transferees
       become identifiable.    Please address the following points:
           It appears that a post-effective amendment could be required in certain circumstances. Please revise to clarify in the above-referenced disclosure that you will file a prospectus supplement or post-effective amendment, as necessary. For guidance, refer to Question 220.04 of the Securities Act Rules Compliance and
           Disclosure Interpretations.
           Furthermore, please confirm that you will file a post-effective amendment to identify any permitted transferees of the Investor and name them as underwriters for the resale of the equity line shares before such transferees use this prospectus, and revise your disclosure accordingly.
Selling Holders, page 9

8. We note your response to prior comment 7 and partially reissue. In the first paragraph
       on page 9, you state that this prospectus covers the resale of    up to
an aggregate
       11,308,642 shares of your common stock issuable to the Investor and the Series B
       Holders in connection with advances under the SEPA    (emphasis added).
Please
       reconcile with your disclosure elsewhere (e.g., the cover page) that this prospectus covers the resale of up to 11,000,000 shares issuable pursuant to the terms of the
       SEPA (consisting of 10,000,000 shares and 1,000,000 shares issuable to the Investor and the Series B Holder, respectively) and 308,642 shares issued to two other Selling
       Holders...in connection with prior investment banking activities unrelated to the
       SEPA    (emphasis added). Please also revise the first paragraph on page
9 to more
       specifically identify the    remaining Selling Holders    who received
their shares in
       connection with prior investment banking services unrelated to the SEPA, as your disclosure references.
9. We note your response to prior comment 9. Please address the following points in your next amendment or response letter, as applicable:
           Revise your prospectus to clearly describe the material terms of the transactions from which each of Univest Securities, LLC ("Univest") and Bradley Richmond,
          your Selling Holders, originally received their shares being registered for resale, including the exemption from registration for the initial transaction and the date thereof. To the extent either/both of Univest and Mr. Richmond received their resale shares pursuant to the General Release Agreement filed as
Exhibit 10.119
          to the registration statement, as your response appears to indicate, explain how the
 December 5, 2024
Page 4

           number of shares received was calculated pursuant to the terms thereof.
             Given that Mr. Richmond does not appear to be a party to the General Release
           Agreement in his individual capacity, please describe any further transactions taking place that gave Mr. Richmond ownership of his resale shares, or advise otherwise, and file any related agreements as exhibits to your registration statement, if required by Item 601 of Regulation S-K.
             Disclose the date the    5,938 consent shares of common stock
were issued to the
           Series B Holder in relation to the SEPA, as referenced in footnote 9 to the Selling
           Holders table on page 9, and the exemption from registration for the transaction.
Plan of Distribution, page 11

10.    We note your response to prior comment 10 states that the    shares
issued to Univest
       Securities and Brad Richmond were not issued as underwriting compensation. The issuance of such shares is intended to settle obligations for other transactions that have
       closed in excess of a year ago.    In addition, in third paragraph on
page 11, you state
       that    Univest and Mr. Richmond received shares offered under this prospectus as
       compensation [sic] investment banking services provided to the Company. As such
       (emphasis added), Univest and Mr. Richmond are deemed an    underwriter
  under the
       Securities Act.    Please revise your disclosure throughout to clearly
state whether: (i)
       the shares issued to Univest and Mr. Richmond were issued as compensation for underwriting/investment banking services; and (ii) Univest and Mr. Richmond are underwriters. With a view towards revised disclosure, please also tell us in reasonable
       detail the nature of the company   s payment obligations to Univest
and/or Mr.
       Richmond for which the issuance of such shares is intended to settle. In this regard, please advise whether such share issuance is intended to settle payment obligations for previous underwriting or investment banking services provided by Univest and/or Mr.
       Richmond to the company. Please also revise to clarify whether Mr. Richmond is a registered broker-dealer or an affiliate of a broker dealer.
Exhibits

11. We refer to your filing fee table filed as Exhibit 107 to your registration statement.
       Please address the following points in your next amendment or response letter, as applicable:
           We note that in this amendment, the aggregate amount of common shares being offered does not reconcile with the amount reflected in your fee table. Please reconcile these amounts, including in any subsequent amendments to your filing going forward.
           We note your reference that the registration fee was calculated pursuant to Rule
           457(b). If you are relying on Rule 457(b) under the Securities Act to offset some or all of the filing fee due on this registration statement, please include a table disclosing any fee offset claims and sources, or advise. See Instruction 3.B to the
              Calculation of Filing Fee Tables    on Form S-1.
 December 5, 2024
Page 5

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



                                                         Sincerely,

                                                  Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Joseph P. Galda